STAR HOLDINGS

1114 Avenue of the Americas

39th Floor

New York, New York 10036

March 21, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:        Ruairi Regan
                  Real Estate & Construction

Star Holdings

Registration Statement on Form 10 (File No. 001-41572)

Dear Mr. Regan:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Star Holdings hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-41572) (the "Registration Statement") be accelerated by the U.S, Securities and Exchange Commission to 4:30 p.m., New York City time, on March 22, 2023, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the undersigned at (212) 930-9485 or Kathleen Werner of Clifford Chance US LLP at (212) 878-8526.

Yours truly,

STAR HOLDINGS

/s/ Douglas Heitner
Douglas Heitner
Chief Legal Officer